News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

TORONTO, November 23, 2004 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 44 cents a share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2005, unchanged from the previous quarter.

For the current quarter, the board also declared a dividend of 30.0000 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.1250 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The dividend on the common shares is payable February 25, 2005 to shareholders of record on February 4, 2005. The dividends on the preferred shares are payable February 25, 2005 to shareholders of record on February 4, 2005.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452

Internet: www.bmo.com